EXHIBIT 2.1

FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT

This First Amendment (the “First Amendment”) to the Asset Purchase Agreement (the “Sale Agreement”) is made and entered into as of October 31, 2014 by and between Waterfall International Inc., a Delaware corporation (“Purchaser”), and Archer USA Inc., a Delaware corporation (“Seller”). Each party is sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties.” Capitalized terms not otherwise defined in this First Amendment shall have the same meaning as provided in the Agreement.

RECITALS

A. Pursuant to Section 2.3(b) of the Sale Agreement, Archer filed a motion (the “Sale Motion”) for Bankruptcy Court approval of the APA and entry of the Sale Order. Various creditors of Archer objected (the “Creditors’ Objections”) to the Sale Motion. In addition, Christopher Legg, Christina Melito, individually and as representatives of a putative classes of claimants (collectively, the “Litigants”), filed a limited objection (the “Litigants’ Objection”) to the Sale Motion.

B. The Litigants are asserting claims under the Telephone Consumer Protection Act, 47 U.S.C. §227, et seq. (the “TCPA”) against American Eagle Outfitters, Inc. and AEO Management Co. (collectively, the “Defendants”) in two separate class action lawsuits (the “TCPA Litigation”) pending before the United States District Courts for the Southern District of New York and the Southern District of Florida (the “District Courts”). Prior to Archer’s filing of the Bankruptcy Case for Chapter 11 relief, Litigants served subpoenas (the “Subpoenas”) on Archer.

C. The Creditors’ Objections included a limited objection by one of the primary customers of Archer’s Marketing Services Business, Experian Marketing Solutions, Inc. (“Experian”), which included its contention (the “Indemnification Objection”) that it holds an indemnification claim arising out of the TCPA Litigation against Archer pursuant to Section 10.1 of that certain iLoop Platform and Services Reseller Agreement, dated October 8, 2010, as amended (the “Experian Contract”). Because the Experian Contract is a Seller Contract to be assumed and assigned to Purchaser under the Sale Order, Experian contended that the indemnification obligations, if any, arising from the TCPA Litigation, as well as any other existing or future indemnification obligations arising from Seller’s pre-Closing acts or omissions in performing the Experian Contract, whether under the TCPA or other applicable law or regulation (collectively, the “Archer Experian Indemnification Obligations”) must be assumed and performed by Purchaser post-Closing.

D. Experian has withdrawn its Indemnification Objection and the Parties have agreed to certain modifications to the Sale Agreement to address certain remaining issues arising from the Creditors’ Objections and the Litigants’ Objections.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Amendment of Schedules 1.1 and 1.2. Attached hereto are amended Schedules 1.1 and 1.2 (portions of the latter being reformatted for legibility), reflecting: a) there are no cure amounts required to be paid for listing those Seller Contracts to be assumed and assigned to Purchaser; and b) three technical support agreements shall not be assumed and assigned to Purchaser but shall instead remaining with Seller to support its remaining operations post-Closing, including its performance of that certain Transition Services Agreement between the Parties:

•	Syniverse ICX Corporation (“Syniverse”), which provides SMS aggregation services pursuant to a Mobile Content and Delivery Network Agreement, as this agreement has been amended from time to time (the “MCDN”);

•	Sybase 365, LLC (“Sybase”), which provides SMS aggregation services pursuant to the Application Message Services Agreement and the accompanying Order Form 1 and Order Form 2, as those documents have been amended from time to time (the “AMSA”); and

•	Layered Technologies, Inc. (“Layered Technologies”), which provides database hosting services pursuant to a Master Services Agreement/Enterprise Hosting Agreement, as this agreement has been amended from time to time (the “Layered Technologies MSA”).

2. Amendment of Section 1.4(a). The reference to $3,000,000 in Section 1.4(a) shall be deleted and that term replaced by “$2,900,000”.

3. Amendment to Sections 1.4(b) and (c). Sections 1.4(b) and 1.4(c) are deleted and replaced with:

(b) up to an additional $1,000,000 in cash payable 120 days after the Closing by wire transfer of immediately available funds to a bank account designated by Seller (the “Contingent Consideration”), provided that

(i) the Seller Contracts listed on Schedule 1.4(b) are assigned to Purchaser within 120 days after the Closing pursuant to the Assumption and Assignment Order; provided, however, that, to the extent that the Assumption and Assignment Order requires payment by Purchaser of a Cure Amount with respect to any Seller Contract, such Cure Amount may be subtracted from the Contingent Consideration; and

(ii) there are no outstanding claims by any Purchaser Indemnified Party pursuant to Section 7 at such time; provided, however, that the Contingent Consideration shall be subject to upward or downward adjustment in accordance with Section 7.5; provided, further, that any Employee Support Cost Deduction as defined and limited in Section 2.2 below, may be subtracted from the Contingent Consideration.

4. Amendment to Section 2.2(c). “Contingent Consideration and/or the Additional Contingent Consideration the amount of any severance” is replaced with “Contingent Consideration the amount of any severance”.

5. Amendment of Section 2.3. After subsection (h), insert a new subsection (i): “concurrently with the Closing, a fully executed Transition Services Agreement (the “TSA”), in the form of the attached Exhibit A.” In subsection (g) the “and” after the final semicolon is deleted and in subsection (h) the final period is replaced with “; and”.

6. Amendment of Section 7.5. In the last sentence “or Additional Contingent Consideration” is deleted.

7. Preservation of TCPA Litigation Discoverable Information. Pending further order of the Bankruptcy Court, Seller shall preserve and maintain discoverable records, data or other text messaging information (the “Discoverable Information”) relating to the TCPA Litigation and like information relating to Archer pre-Closing operation of the Marketing Services Business and shall provide Purchaser with copies of such Discoverable Information and any such information produced to the Litigants.

8. Limited Mutual Waiver of Experian pre-Closing Indemnification Claims. With respect to its Limited Objection, Experian has filed in the Bankruptcy Case its withdrawal of its Indemnification Objection and has stipulated and agreed the Sale Order shall expressly state: a) Purchaser shall have no liability for Archer Experian Indemnification Obligations: b) Experian shall be barred and enjoined from raising or asserting against the Purchaser any such claims, which shall instead remain as contingent, unliquidated and disputed claims against Archer in its Bankruptcy Case; and c) Experian shall owe no indemnification obligations to Purchaser under Section 10.2 arising from the TCPA Litigation, as well as any other existing or future indemnification obligations, if any, arising from Seller’s pre-Closing acts or omissions in performing the Experian Contract, whether under the TCPA or other applicable law or regulation (the “Experian Archer Indemnification Claims”), which claims shall instead remain with Seller for resolution in its Bankruptcy Case and may be considered by the Bankruptcy Court in connection with the Archer Experian Indemnification Claims.

9. All other terms and provisions of the Sale Agreement shall remain valid and enforceable, unless the Parties otherwise consent and such further amendment or modification is approved by the Bankruptcy Court.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

SELLER

Archer USA Inc.

By: /s/ MATTHEW HARRIS

Name: Matthew Harris

Title: Chief Executive Officer

PURCHASER

Waterfall International Inc.

By: /s/ MATTHEW SECHREST

Name: Matthew Sechrest

Title: Chief Executive Officer